BINGHAM MCCUTCHEN


Bingham McCutchen LLP
One Federal Street
Boston, MA 02110-1726
T 617.951.8000
F 617.951.8736


                                               March 25, 2009

VIA EDGAR

Dominic Minore
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

   Re: The Registrants Listed on the Attached Appendix A (each, a "Registrant")
       Registration Statement on Form N-14

Dear Mr. Minore:

      On behalf of each of the Registrants, we are filing this letter to respond in writing to the Staff's comments on the Registration Statement on Form N-14 relating to the proposed reorganization of a series of Regions Morgan Keegan Select Funds into a series of the Registrant, as set forth on Appendix B. Each Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on February 13, 2009 with the exception of the Registration Statement for Pioneer Series Trust I, which was filed with the Commission on February 17, 2009. The Staff's comments were conveyed to us as representatives of the Registrants by telephone on March 10, 2009 and March 18, 2009.

      Below are the Staff's comments on the Registration Statements and the Registrants' responses thereto.

Comment 1. Consistent with the current practice of the Staff, the Registrants should furnish a "Tandy" letter.

      Response: In response to the Staff's request, a letter from the Registrants to the Commission containing certain acknowledgements requested by the Staff accompanies this letter as Exhibit A.

Comment 2. The Staff requested the Registrants file a response letter including both the Staff's comments and the Registrants' responses thereto.

      Response: This letter is being filed in response to the Staff's request.

Comment 3. If not already disclosed, the Staff asked the Registrants include a statement that the consummation of each reorganization is not contingent upon the consummation of any other reorganization.

      Response: The Registrants note that the subject disclosure appears on Page 7 of the Proxy Statement/Prospectus.

Comment 4. The Staff requested that the financials for Pioneer Fund, Pioneer Cash Reserves Fund, Pioneer Cullen Value Fund and Pioneer Bond Fund be updated.

      Response: The relevant financials have been updated as requested by the Staff.

Comment 5. The Staff requested clarification as to who would be responsible if an unknown liability of an RMK Fund became known after consummation of the Reorganization relating thereto.

      Response: Under the Asset Purchase Agreement, Morgan Asset Management, Inc. ("MAM") and Regions Financial Corporation ("Regions") have agreed to indemnify Pioneer Investment Management, Inc. ("Pioneer"), Pioneer Investment Management USA, Inc. and their Affiliates (including the Pioneer Funds) for certain losses, including losses arising after consummation of the Reorganizations from any unknown liabilities of the RMK Funds. In addition, tail insurance will be purchased to extend the coverage under the RMK Funds' D&O/E&O Policy to cover indemnifiable claims made against an RMK Fund or its trustees or officers for a period of six calendar years after May 15, 2009. The RMK Funds confirm that, after the Reorganizations are completed, the RMK Fund shareholders would not have personal liability for any unknown liabilities of the RMK Funds.

Comment 6. The Staff asked that the Registrants disclose any material differences between the valuation policies of the RMK Funds and the Pioneer Funds.

      Response: The Registrants supplementally confirm that there are no material differences between the valuation policies of the RMK Funds and the Pioneer Funds.

Comment 7. The Staff asked that the Registrants identify those Pioneer Funds with higher pro forma management fees than the corresponding RMK Fund.

      Response: The requested disclosure has been added.

Comment 8. With respect to the considerations of the RMK Board, the Staff asked that the Registrants identify those Pioneer Funds with higher pro forma net and/or gross expense ratios than the corresponding RMK Fund.

     Response: The Registrants note that the relevant disclosure has been revised to reflect that the RMK Board considered that no Pioneer Fund had a higher pro forma net expense ratio than the corresponding RMK Fund. The Registrants understand that, while the RMK Board considered pro forma gross expense ratios in its deliberations, the RMK Board focused on the pro forma net expense ratio of each Pioneer Fund as compared to the corresponding RMK Fund due to the fact that, in those instances where the pro forma gross expense ratio of a Pioneer Fund was higher than that of an RMK Fund, Pioneer had contractually agreed to limit ordinary operating expenses to the extent required to reduce the combined Pioneer Fund's net expense ratio to be lower than or the same as the expense ratio of the corresponding RMK Fund for a period of at least two years. The pro forma gross expense ratios of each Pioneer Fund and the corresponding RMK Fund are set forth in the Fee Table relating thereto in the relevant proposal.

Comment 9. The Staff asked that the Registrants disclose those instances where a Pioneer Fund Class A sales load is higher than the corresponding RMK Fund load, including the amount of the difference.

      Response: The requested disclosure has been added.

Comment 10. The Staff asked that the Registrants disclose in Proposals 7, 8 and 9 that RMK Fund Class C shareholders receiving Class A shares of the corresponding Pioneer Fund who wish to make future purchases of Pioneer Fund Class C shares will be subject to a higher expense ratio than if they purchased Class C shares of the RMK Fund.

      Response: The Registrants have made revisions consistent with the Staff's request.

Comment 11. The Staff asked that the Registrants clarify whether the Pioneer Funds intend to waive the potential contingent deferred sales charge on Pioneer Fund Class A shares received in the Reorganizations.

      Response: In response to the Staff's comment, disclosure has added to clarify that the contingent deferred sales charge applicable to certain purchases of Pioneer Fund Class A shares will be waived for the Pioneer Fund Class A shares received in the Reorganizations.

Comment 12. The Staff requested that the Registrants disclose how the expenses of the Reorganizations are being allocated between Pioneer and MAM.

      Response: The discussion has been supplemented as requested by the Staff.

Comment 13. The Staff questioned whether the increase in assets resulting from any of the Reorganizations will reduce any waiver obligations of Pioneer.

      Response: The Registrants have made revisions consistent with the Staff's request.

Comment 14. The Staff made the following comments with respect to all fee table presentations:

  (a) that the Registrants confirm that each Fund has Acquired Fund Fees and Expenses less than 1%;
  (b) that the Registrants confirm, with respect to fee waivers and expense reimbursements in place, that no amount waived or reimbursed is recoupable;
  (c) that the Registrants confirm that all new fee waiver agreements have been filed as exhibits to the Registration Statement; and
  (d) that the Registrants confirm that the "Shareholder transaction fees" section of the fee table is presented as separate from the "Annual fund operating expenses" section of the fee table using a space or line between the two sections.

      Response: The Registrants so confirm (b), (c) and (d) above. With respect to (a) above, the Registrants have made revisions and added disclosure to the relevant Fee Tables that address the Staff's request.

Comment 15. The Staff asked that the Registrants adjust the performance information shown for each of the Pioneer shell funds to reflect the higher sales load of the Pioneer Fund Class A shares.

      Response: The subject performance information has been recalculated consistent with the Staff's comment.

Comment 16. The Staff asked that the Registrants confirm the annual return for Pioneer Fund's Class A shares for the year ended December 31, 2008 in the bar chart setting forth such information.

      Response: The Registrants have corrected Pioneer Fund's December 31, 2008 annual return in the relevant bar chart.

Comment 17. The Staff asked that, where a Pioneer Fund's stated investment strategy includes a reference to "event-linked" securities, the Registrants disclose a percentage limitation therefor or the absence of a percentage limitation, as applicable.

      Response: The Registrants have added disclosure consistent with the Staff's request.

Comment 18. The Staff asked that the Registrants expand the derivative disclosure regarding risk of loss if the issuer of the derivative defaults on its obligation.

      Response: In response to the Staff's comment, the Registrants have revised the risk of loss disclosure.

Comment 19. The Staff asked that, where a Pioneer Fund's stated investment strategy includes a reference to mortgage- and/or asset-backed securities, the Registrants disclose a percentage limitation therefor or the absence of a percentage limitation, as applicable.

      Response: The Registrants have added disclosure consistent with the Staff's request.

Comment 20. The Staff asked that the Registrants expand the disclosure relating to the increased risk of loss of mortgage-related investments to the extent the underlying mortgages include sub-prime mortgages to include additional types of exotic mortgages.

      Response: The Registrants have added disclosure consistent with the Staff's request.

Comment 21. The Staff questioned whether Pioneer Intermediate Tax Free Income Fund's policy to invest at least 80% of its net assets in securities that provide income that is exempt from regular federal income tax and is not subject to the alternative minimum tax is fundamental.

      Response: The Registrants confirm that the Fund's 80% policy is a fundamental policy.

Comment 22. The Staff asked that, to the extent that Pioneer Intermediate Tax Free Income Fund currently intends to invest 25% or more of its assets in any one state, the Registrants disclose this fact as well as the name of and risks related to the relevant state. If there is no current intention to invest 25% or more in one or more states, the Staff asked that the Registrants include an undertaking in the response letter that, should the Fund later invest 25% or more in any state, the Registrants will sticker the prospectus to identify such state and related risk factors.

      Response: The Registrants hereby confirm that Pioneer Intermediate Tax Free Income Fund has no current intention to invest 25% or more of its assets in any one state. Should the Fund later invest more than 25% of its assets in any one state, Pioneer Series Trust I, the

Registrant of which Pioneer Intermediate Tax Free Income Fund is a series, will undertake to supplement the Fund's prospectus to identify the state and to include state-specific risk factors.

Comment 23. The Staff requested that the Registrants disclose the risks relating to each of the segments identified in Pioneer Intermediate Tax Free Income Fund's investment strategy.

      Response: In response to the Staff's comment, the Registrants have added risk disclosure regarding each of the identified segments.

Comment 24. The Staff asked that, where a Pioneer Fund's stated investment strategy includes a reference to collateralized debt obligations, collateralized bond obligations and/or collateralized loan obligations, the Registrants disclose a percentage limitation therefor or the absence of a percentage limitation, as applicable.

      Response: The Registrants have added disclosure consistent with the Staff's request.

Comment 25. The Staff asked that, where a Pioneer Fund's stated investment strategy includes potential investments in collateralized debt obligations, collateralized bond obligations and/or collateralized loan obligations, the Registrants supplement the risk of loss disclosure.

      Response: The Registrants have added disclosure consistent with the Staff's request.

Comment 26. The Staff asked that the Registrants use the words "segment" or "project" instead of the word "industry" when referring to gas, electric, telephone, sewer and water.

      Response: The Registrants have revised the disclosure consistent with the Staff's comment.

Comment 27. The Staff asked that, where a Pioneer Fund's stated investment strategy includes a reference to investment in securities of non-US. issuers, the Registrants disclose a percentage limitation therefor or the absence of a percentage limitation, as applicable.

      Response: The Registrants have added disclosure consistent with the Staff's request.

Comment 28. The Staff asked that the Registrants explain the significant drop in the pro forma "Other Expenses" for the combined Pioneer Treasury Reserves Fund against those of Pioneer Treasury Reserves Fund.

      Response: The Registrants note that the decrease in "Other Expenses" is due mainly to economies of scale realized through the significant increase in assets of the combined Pioneer Treasury Reserves Fund as a result of the Reorganization relating thereto. In particular, "Other Expenses" as a percentage of assets will decrease as certain fixed expenses (e.g., legal and accounting fees and custody expenses) are spread over a substantially larger asset base.

Comment 29. The Staff asked that the Registrants reflect the cost of Pioneer Cash Reserves Fund's participation in the Treasury Department's guarantee program in the relevant Fee Table.

      Response: In response to the Staff's comment, a footnote has been added to the relevant Fee Table showing the effect of the cost of the Program (an extraordinary expense) on the pro forma "Other Expenses," "Total Annual Fund Operating Expenses" and "Net Expenses" of the combined Pioneer Fund.

Comment 30. The Staff asked that the Registrants explain supplementally any material differences between the two forms of Agreement and Plan of Reorganization.

      Response: The Registrants note that the forms of Agreement and Plan of Reorganization for the substantive and shell reorganizations, while substantially similar, do differ in certain respects due to the nature of the funds involved in the reorganizations. The form of Agreement and Plan of Reorganization for the substantive reorganizations contains additional tax representations and conditions precedent regarding the Acquired Fund as the Acquired Fund will have a taxable year ending on the closing date, and additional representations regarding the registration statement, financial statements and tax status of the Acquiring Fund.

Comment 31. The Staff asked that the Registrants revise the table setting forth how shares will be treated for purposes of quorum and voting requirements to be consistent (by changing a "Vote to Abstain" to "Signed Proxy with Vote to Abstain").

      Response: The requested disclosure has been added.

Comment 32. The Staff asked that the Registrants expand disclosure under "Comparison of Delaware Statutory Trust and Massachusetts Business Trust" to indicate:

  (a) whether Pioneer Funds' and RMK Funds' declarations of trust provide that a shareholder will not be personally liable for the Fund's debts or obligations and will be indemnified if found personally liable;
  (b) whether all of the Pioneer Funds' declarations of trust restrict the power of a shareholder to bring a derivative action on behalf of the trust if the trustees refuse to do so;
  (c) whether all of the Pioneer Funds' and RMK Funds' declarations of trust limit a trustee's personal liability;
  (d) whether all of the Pioneer Funds' and RMK Funds' declarations of trust require shareholder meetings; and
  (e) what items required shareholder approval in the RMK Funds' declaration of trust as compared to the Pioneer Funds' declarations of trust.

      Response: The requested disclosure has been added.

Comment 33. In the disclosure under "Purchase of Certain Securities by Regions":

  (a) discuss what gave rise to agreement by Regions to repurchase the subject securities;

      Response: Currently, each of Regions Morgan Keegan Select Mid Cap Value Fund, Regions Morgan Keegan Select Balanced Fund, Regions Morgan Keegan Select Mid Cap Growth Fund, Regions Morgan Keegan Select Growth Fund, Regions Morgan Keegan Select Fixed Income Fund and Regions Morgan Keegan Select Limited Maturity Fixed Income Fund (together, the "Securities Lending Funds") participate in a securities lending program (the "Program") administered by The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this program, BNY Mellon facilitates the lending of securities owned by the Securities Lending Funds to third parties. In connection with the Program, the Securities Lending Funds are investors in BNY Institutional Cash Reserves Fund (the "BNY Fund"), an unregistered money market investment fund managed by the Bank of New York Mellon. The BNY Fund is a short-term investment vehicle for the cash collateral received by the Securities Lending Funds and other participants in securities lending transactions under the Program.

      The fixed income securities currently held by the BNY Fund include (i) a promissory note issued by Whistlejacket Capital Ltd. or certain of its affiliates (as successor-in-interest to White Pine Finance, LLC), due March 12, 2008 (the "Whistlejacket Security") and (ii) certain floating rate debt securities of Lehman Brothers Holdings Incorporated, maturing on October 14, 2008 and October 22, 2008, respectively (the "Lehman Securities" and, together with the Whistlejacket Security, the "Securities"). Each issuer of the Securities has filed for bankruptcy protection and thereby defaulted under the terms of its respective Security. Consequently, the market value of each Security has decreased substantially below its par value and the Securities have become substantially illiquid.

      In response to these events, BNY Mellon has undertaken to provide certain limited capital support for the BNY Fund or, alternatively, directly to each investor in the BNY Fund (each, an "Investor") in respect of the Whilstlejacket Security, and to offer certain limited capital support in respect of the Lehman Securities, in each case to the extent of such Investor's indirect, proportionate interest in each Security, subject to certain terms and conditions. In respect of the Whistlejacket Security, BNY Mellon has undertaken to provide capital support such that the Securities Lending Funds would recover approximately 100% of their respective proportionate share of the par value of the Whistlejacket Security (the "Whistlejacket Support"). In respect of the Lehman Securities, BNY Mellon has undertaken to provide capital support such that the Securities Lending Funds would recover at least 80% of their respective proportionate share of the par value of the Lehman Securities (the "Lehman Support").

      The Pioneer Funds do not participate in the Program. For that reason, the Securities Lending Funds will exit the Program prior to the Reorganizations and redeem their interests in the BNY Fund for cash, except in respect of that portion of the net asset value redeemed that represents the Whistlejacket Security and the Lehman Securities. These assets will be redeemed for in-kind proceeds consisting of a proportionate share of the Whistlejacket Security and the Lehman Securities pursuant to the terms of the Whistlejacket Support and the Lehman Support.

      Under the terms of the Lehman Support, the Lehman Support will be lost immediately upon the Securities Lending Funds' withdrawal from the Program. In the case of the Whistlejacket Security, while the Whistlejacket Support continues after withdrawal from the Program (subject to certain terms and conditions), the benefit of such support in these circumstances effectively would not, because Pioneer has informed Regions and MAM that the Pioneer Funds would not accept the Whistlejacket Security as part of the Reorganizations. Pioneer also has informed Regions and MAM that the Pioneer Funds would not accept the Lehman Securities as part of the Reorganizations.

      In order to make the impact of withdrawing from the Program neutral to the Securities Lending Funds, Regions has undertaken to purchase the Securities from the Securities Lending Funds at such time as such Securities are delivered to the Securities Lending Funds in connection with the Securities Lending Funds' withdrawal from the Program, on terms that would give the Securities Lending Funds current value equal to or better than the realizable value of the Securities as accompanied by the Whistlejacket Support and Lehman Support. Specifically,

Regions will purchase each Securities Lending Fund's proportionate share of the Whistlejacket Security at 100% of par value, and each Securities Lending Fund's proportionate share of the Lehman Securities at 80% of par value. Regions also has undertaken that if that if the aggregate amount ultimately realized by Regions in respect of the Securities is more than the sum of (a) any purchase price paid to a Securities Lending Fund by Regions for such Securities and (b) any income due on such Securities from and after the date that Regions purchase such Securities from a Securities Lending Fund, at the rate(s) specified in the applicable Securities, Regions will remit such excess amount (after deducting all reasonable expenses, if any, incurred in connection with the recovery) promptly to the Securities Lending Fund. Notwithstanding anything to the contrary herein, the foregoing obligation of Regions to purchase the Securities will be conditioned upon the receipt from the SEC of "no-action" or other appropriate relief under the 1940 Act that would permit such purchase of the Securities, provided that, in the event that such relief is not forthcoming, Regions will use its best efforts to make alternative arrangements designed to provide equivalent value to each Securities Lending Fund consistent with applicable laws and regulations.

  (b) disclose the value of the securities on the books of the applicable RMK Funds;

      Response: As described in the response to comment 33(a) above, the Securities Lending Funds hold shares in the BNY Fund and indirectly through these shares have interests in the Whistlejacket Security and the Lehman Securities, together with the Whistlejacket Support and Lehman Support, respectively. Accordingly, the value of the shares in the BNY Fund held by each Securities Lending Fund reflects the full value of the Whistlejacket Support (i.e., 100% of the par value of the Whistlejacket Security) and the Lehman Support (i.e., 80% of the par value of the Lehman Securities).

  (c) disclose the total dollar amount involved for each applicable RMK Fund;

      Response: The total dollar amount involved for each applicable RMK Fund is as follows:

                                                                    Lehman Asset     Whistlejacket Asset
Fund Name                                                           (80% of par)        (100% of par)
Regions Morgan Keegan Select Mid Cap Growth Fund                       627,314             429,758
Regions Morgan Keegan Select Growth Fund                               178,512              66,343
Regions Morgan Keegan Select Mid Cap Value Fund                        116,216             116,425
Regions Morgan Keegan Select Balanced Fund                             264,338             247,545
Regions Morgan Keegan Select Fixed Income Fund                         164,846             156,083
Regions Morgan Keegan Select Limited Maturity Fixed Income Fund          9,238               9,715

  (d) disclose what the assets were written down from and the amount of each write-down;

      Response: As described in response to comment 33(b) above, the Securities Lending Funds have an indirect interest in the Whistlejacket Security and the Lehman Securities through the shares held by each Securities Lending Fund in the BNY Fund. As such, the Securities Lending Funds carry those securities at 100% of par and 80% of par, respectively, reflecting the fact that those securities have the benefit of the Whistlejacket Support and the Lehman Support.

  (e) discuss where the repurchase has been disclosed to RMK Fund shareholders;

      Response: Please see Page 115 of the RMK Select Funds Annual Report for the fiscal year ended November 30, 2008, filed as Item 1 to the RMK Funds' Form N-CSR filed with the Commission on February 5, 2009 (Accession No. 0001193125-09-020033), for disclosure relating to the repurchase.

  (f) discuss how the repurchase price for the securities was determined and by whom and disclose whether the amount of the repurchase price represents an amount that will make each of the affected Funds whole;

      Response: As discussed in the response to comment 33(a) above, the purchase price for the Securities was determined according to what would make the impact of withdrawing from the Program neutral to the Securities Lending Funds. To this end, Regions has undertaken to purchase the Securities from the Securities Lending Funds at such time as such Securities are delivered to the Securities Lending Funds in connection with the Securities Lending Funds' withdrawal from the Program, on terms that would give the Securities Lending Funds current value equal to or better than the realizable value of the Securities as accompanied by the Whistlejacket Support and Lehman Support.

      The purchase price was determined through negotiations between Regions and the Securities Lending Funds.

  (g) set forth the percentage of the applicable RMK Funds' total assets the repurchased securities represent;

      Response: Based on the total assets of the respective Securities Lending Funds as of March 19, 2009, the purchase price to be paid to each Securities Lending Fund by Regions for that Securities Lending Fund's Whistlejacket Security and Lehman Securities would represent the following percentage of total assets:

                                                              Whistlejacket           Lehman
Fund Name                                                        Security           Securities
Regions Morgan Keegan Select Mid Cap Growth Fund                   0.22%               0.32%
Regions Morgan Keegan Select Growth Fund                           0.03%               0.08%
Regions Morgan Keegan Select Mid Cap Value Fund                    0.43%               0.43%
Regions Morgan Keegan Select Balanced Fund                         0.21%               0.23%
Regions Morgan Keegan Select Fixed Income Fund                     0.13%               0.14%
Regions Morgan Keegan Select Limited Maturity Fixed Income Fund    0.28%               0.27%

  (h) disclose whether the payment will result in a taxable distribution to the RMK shareholders and if so, what the approximate per share amount will be;

      Response: The payment is not expected to result in a taxable distribution to the RMK Fund shareholders.

  (i) state what would happen if Regions is unable to come up with the funds required to meet its obligations under this repurchase arrangement;

      Response: The purchase price that Regions will pay for each Securities Lending Fund's share of the Whistlejacket Security and the Lehman Securities is provided above in response to comment 33(c) above. Given the comparatively small amount necessary to purchase the Securities from the Securities Lending Funds, the risk that Regions will be unable to fund the purchase price is immaterial at best.

  (j) expand upon what the phrase "alternative arrangements" contemplates;

      Response: Regions does not currently have any definitive plans in this regard. If no-action relief is not obtained, Regions would work in good faith with the Securities Lending Funds and their Board of Trustees, and in consultation with the SEC staff, to develop a plan for mitigating any adverse impact to the Securities Lending Funds of withdrawing from the Program, in compliance with applicable laws and regulations.

  (k) expand upon what the phrase "equivalent value" contemplates and whether it is intended that this is an amount sufficient to make each of the relevant Funds whole; and

      Response: The phrase "equivalent value" contemplates an amount sufficient to make each of the Securities Lending Funds whole. The way in which such "equivalent value" would be provided depends on any "alternative arrangements" that may be made, as discussed in response to comment 33(j), above.

  (l) indicate what percentage of each applicable RMK Fund's total securities are out on loan.

                                                                   Percentage of total securities out
Fund Name                                                                on loan (as of 3/19/2009)
Regions Morgan Keegan Select Mid Cap Growth Fund                                    26.11%
Regions Morgan Keegan Select Growth Fund                                            14.44%
Regions Morgan Keegan Select Mid Cap Value Fund                                     12.10%
Regions Morgan Keegan Select Balanced Fund                                           7.99%
Regions Morgan Keegan Select Fixed Income Fund                                       1.78%
Regions Morgan Keegan Select Limited Maturity Fixed Income Fund                     28.34%

Comment 34. The Staff asked that the Registrants disclose under "Section 15(f) Safe Harbor" that the RMK Board considered that there would be higher expense ratios and sales loads in certain circumstances.

     Response: The Registrants have added disclosure consistent with the Staff's request with respect to higher sales loads for new purchases. As described in the response to comment 8 above, the Registrants understand that, while the RMK Board considered pro forma gross expense ratios in its deliberations, the RMK Board focused on the pro forma net expense ratios of each Pioneer Fund as compared to the corresponding RMK Fund due to the fact that, in those instances where the pro forma gross expense ratio of a Pioneer Fund was higher than that of an RMK Fund, Pioneer had contractually agreed to limit ordinary operating expenses to the extent required to reduce the combined Pioneer Fund's net expense ratio to be lower than or the same as the expense ratio of the corresponding RMK Fund for a period of at least two years.


Comment 35. The Staff asked that the Registrants supplementally confirm whether
Schedule 4.1(d) should be included as a schedule in both Exhibits A-1 and A-2.

      Response: The Registrants supplementary confirm that Schedule 4.1(d) is a schedule to both Exhibits A-1 and A-2.

Statement of Additional Information:

Comment 36. The Staff asked that the Registrants update information relating to documents incorporated by reference and obtain new consents from the independent auditors.

      Response: The Registrants note that the documents incorporated by reference have been updated, and that new auditor consents will be filed as exhibits to the Registrants' pre-effective amendment filings.

Comment 37. The Staff asked that the Registrants confirm that the Combined Statement of Additional Information, dated April 1, 2008, for Regions Morgan Keegan Select Funds is the most recent statement of additional information on file for Regions Morgan Keegan Select Funds.

      Response: The Registrants so confirm.

Comment 38. The Staff asked that the Registrants disclose whether any securities held by an RMK Fund will be required to be sold as a result of the relevant Reorganization. If so, the Staff asked that the approximate total dollar amount and per share amount of any such sale be disclosed and, where pro forma financial statements are included for any such RMK Fund, identify the securities to be sold.

      Response: While Pioneer reserves the right to make dispositions in the ordinary course of business in managing the portfolio of securities that the Pioneer Funds will acquire from the RMK Funds, the securities to be acquired from the RMK Funds are generally consistent with the investment policies of the Pioneer Funds. As a result, securities held by the RMK Funds will not need to be sold, other than as discussed in comment 33 above.

Comment 39. The Staff asked that the Registrants expand disclosures relating to repurchase agreements by setting for the maximum amount of Fund assets that can be dedicated to repurchase agreements and by disclosing that repurchase agreements are tantamount to a loan.

      Response: The Registrants have added disclosure consistent with the Staff's request.

Comment 40. The Staff asked that the Registrants clarify whether agency obligations are required to be cash equivalents with respect to repurchase agreements.

      Response: The Registrants have added disclosure consistent with the Staff's request.

Comment 41. The Staff asked that the Registrants clarify whether reverse repurchase agreements are subject to the stated limitation on borrowing.

      Response: The Registrants have added disclosure consistent with the Staff's request.

Comment 42. The Staff asked that the Registrants expand disclosure with respect to each of the Funds' fundamental policies by including information about what is currently permitted under the 1940 Act for each policy.

      Response: The requested disclosure has been added.

Comment 43. The Staff asked that the Registrants include disclosure on anti-leveraging policies of the Funds, if any.

      Response: The requested disclosure has been added.

Comment 44. The Staff asked that the Registrants include any non-fundamental policy on holding illiquid securities.

      Response: The requested disclosure has been added.

Comment 45. The Staff asked that the Registrants include any other policies relating to pledging, hypothecating and lending more than one-third of a Fund's assets that are non-fundamental policies of the Funds.

      Response: The Registrants have added disclosure in response to the Staff's comment.

Part C and Exhibits:

Comment 46. The Staff asked that Mark E. Bradley's title in the signature blocks of the Part C be changed to reflect that he is the Principal Financial Officer and Principal Accounting Officer of the Funds.

      Response: The requested change has been made.

Comment 47. The Staff asked that, with respect to the legality of shares opinions, the Registrants confirm that the shares that become potentially assessable when a shareholder becomes a trustee of the relevant Fund are only those shares held by the shareholder who becomes a trustee of the relevant Fund.

      Response: The Registrants have removed the subject carve out from the opinions and will file revised opinions as exhibits to the pre-effective amendments.

      Please call the undersigned at (617) 951-8567 with any questions.

                                    Sincerely,

                                    /s/ Paul B. Raymond

                                    Paul B. Raymond

                                                                      Appendix A

Registrant                           File Nos.
----------                           ---------
Pioneer Bond Fund                    811-02864; 333-157342
Pioneer Fund                         811-01466; 333-157321
Pioneer Mid Cap Value Fund           811-06106; 333-157312
Pioneer Money Market Trust           811-05099; 333-157315
Pioneer Series Trust I               811-21425; 333-157353
Pioneer Series Trust III             811-21664; 333-157336
Pioneer Series Trust IV              811-21781; 333-157350
Pioneer Short Term Income Fund       811-21558; 333-157340


                                     -A-1-

                                                                      Appendix B

Series of Regions Morgan Keegan Select Funds      Corresponding Series of the Registrants
--------------------------------------------      ---------------------------------------
Regions Morgan Keegan Select Mid Cap Growth       Pioneer Mid Cap Growth Fund II
  Fund                                            (a series of Pioneer Series Trust I)

Regions Morgan Keegan Select Growth Fund          Pioneer Growth Fund
                                                  (a series of Pioneer Series Trust I)

Regions Morgan Keegan Select Core Equity Fund     Pioneer Fund
                                                  (the sole series of Pioneer Fund)

Regions Morgan Keegan Select Mid Cap Value Fund   Pioneer Mid Cap Value Fund
                                                  (the sole series of Pioneer Mid Cap Value Fund)

Regions Morgan Keegan Select Value Fund           Pioneer Cullen Value Fund
                                                  (a series of Pioneer Series Trust III)

Regions Morgan Keegan Select Balanced Fund        Pioneer Classic Balanced Fund
                                                  (a series of Pioneer Series Trust IV)

Regions Morgan Keegan Select Fixed Income Fund    Pioneer Bond Fund
                                                  (the sole series of Pioneer Bond Fund)

Regions Morgan Keegan Select Limited Maturity     Pioneer Short Term Income Fund
  Fixed Income Fund                               (the sole series of Pioneer Short Term Income Fund)

Regions Morgan Keegan Select Intermediate Tax     Pioneer Intermediate Tax Free Income Fund
  Exempt Bond Fund                                (a series of Pioneer Series Trust I)

Regions Morgan Keegan Select Treasury Money       Pioneer Treasury Reserves Fund
  Market Fund                                     (a series of Pioneer Series Trust IV)

Regions Morgan Keegan Select Money Market Fund    Pioneer Cash Reserves Fund
                                                  (a series of Pioneer Money Market Trust)


                                     -A-2-

                                                                       Exhibit A

                                 Pioneer Funds
                                60 State Street
                          Boston, Massachusetts 02110

                                          March  25, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

      Re: Registrants Listed on the Attached Appendix A (each, a "Registrant")
          Registration Statement on Form N-14

Ladies and Gentlemen:

In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of the Registration Statement on Form N-14 relating to the proposed reorganization of a series of Regions Morgan Keegan Select Funds into a series of the corresponding Registrant, as set forth on Appendix B, each Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

      (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

      (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

      (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     Sincerely,

                                     PIONEER FUNDS

                                     By: /s/ Christopher J. Kelley
                                         -------------------------
                                         Name: Christopher J. Kelley
                                         Title: Assistant Secretary

                                                                      Appendix A

Registrant                           File Nos.
----------                           ---------
Pioneer Bond Fund                    811-02864; 333-157342
Pioneer Fund                         811-01466; 333-157321
Pioneer Mid Cap Value Fund           811-06106; 333-157312
Pioneer Money Market Trust           811-05099; 333-157315
Pioneer Series Trust I               811-21425; 333-157353
Pioneer Series Trust III             811-21664; 333-157336
Pioneer Series Trust IV              811-21781; 333-157350
Pioneer Short Term Income Fund       811-21558; 333-157340


                                     -A-1-

                                                                      Appendix B

Series of Regions Morgan Keegan Select Funds      Corresponding Series of the Registrants
--------------------------------------------      ---------------------------------------
Regions Morgan Keegan Select Mid Cap Growth       Pioneer Mid Cap Growth Fund II
  Fund                                            (a series of Pioneer Series Trust I)

Regions Morgan Keegan Select Growth Fund          Pioneer Growth Fund
                                                  (a series of Pioneer Series Trust I)

Regions Morgan Keegan Select Core Equity Fund     Pioneer Fund
                                                  (the sole series of Pioneer Fund)

Regions Morgan Keegan Select Mid Cap Value Fund   Pioneer Mid Cap Value Fund
                                                  (the sole series of Pioneer Mid Cap Value Fund)

Regions Morgan Keegan Select Value Fund           Pioneer Cullen Value Fund
                                                  (a series of Pioneer Series Trust III)

Regions Morgan Keegan Select Balanced Fund        Pioneer Classic Balanced Fund
                                                  (a series of Pioneer Series Trust IV)

Regions Morgan Keegan Select Fixed Income Fund    Pioneer Bond Fund
                                                  (the sole series of Pioneer Bond Fund)

Regions Morgan Keegan Select Limited Maturity     Pioneer Short Term Income Fund
  Fixed Income Fund                               (the sole series of Pioneer Short Term Income Fund)

Regions Morgan Keegan Select Intermediate Tax     Pioneer Intermediate Tax Free Income Fund
  Exempt Bond Fund                                (a series of Pioneer Series Trust I)

Regions Morgan Keegan Select Treasury Money       Pioneer Treasury Reserves Fund
  Market Fund                                     (a series of Pioneer Series Trust IV)

Regions Morgan Keegan Select Money Market Fund    Pioneer Cash Reserves Fund
                                                  (a series of Pioneer Money Market Trust)



                                     -A-2-